

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

<u>Mail Stop 3561</u>

June 13, 2007

Mr. Jeffrey A. Williams
Chief Financial Officer
America's Car-Mart, Inc.
802 Southeast Plaza Ave.
Suite 200
Bentonville, AR 72712

      **Re: America's Car-Mart, Inc.
Form 10-K for the Fiscal Year Ended April 30, 2006
Filed July 14, 2006
Form 10-Q for the Quarterly Period Ended January 31, 2007
Filed March 12, 2007
File No. 0-14939**

Dear Mr. Williams:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      William Choi
      Branch Chief